Exhibit 99.(e)(5)

Execution Copy

Makoto Shiina

Executive Vice President

Eisai Co., Ltd.

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088

Japan

Dear Shiina-san:

                In connection with your consideration, evaluation and/or negotiation of a possible business transaction with MGI PHARMA, INC., a Minnesota corporation (together with its subsidiaries, the “Company”), the Company expects to provide you and your Representatives (as defined below) with certain non-public information regarding the business and operations of the Company, including, without limitation, confidential or proprietary information regarding technical data, clinical and pre-clinical trial results and other data, business plans, financial statements, and books and records relating to the financial condition of the Company.  As a condition to furnishing you and your Representatives with such information, you agree to treat any Evaluation Material (as defined below) in accordance with the provisions of this letter and to take or abstain from taking certain other actions set forth herein.

                Certain Definitions.  As used in this letter, the following terms shall have the meanings set forth below:

“Evaluation Material” means written, oral, or electronically transmitted, stored or recorded information (whether prepared by the Company, its Representatives or otherwise) concerning the Company that is provided to you by or on behalf of the Company, including but not limited to analyses, compilations, data, studies, notes, interpretations, memoranda and extracts thereof or other documents prepared by you or your Representatives that contain or incorporate any such information that was provided by or on behalf of the Company in connection with your consideration, evaluation and/or negotiation of a possible business transaction with the Company.  Notwithstanding the foregoing, “Evaluation Material” shall not include information that

(1)                                  is already in your possession, or was or becomes known by you or any of your Representatives, and to your knowledge such information is not subject to another confidentiality agreement with, or other obligation of secrecy to, the Company,

(2)                                  was or becomes generally known to the public other than as a result of a breach by you or your Representatives of this letter,

(3)                                  was or is disclosed, or was or becomes available, to you or any of your Representatives from a source other than the Company or its Representatives, provided that such source is not known by you to be bound by a confidentiality agreement with, or other obligation of secrecy to, the Company or another party, which imposes an obligation on that other party not to transmit the information to you, or

(4)                                  was or is acquired or developed by you or any of your Representatives independent of any Evaluation Material provided to you or your Representatives hereunder and without violating any of your obligations under this letter or applicable law.

                “Representatives” means, as to any person, that person’s affiliates and its and their directors, partners, members, officers, employees, consultants, agents, advisors (including, without limitation, financial advisors, legal advisors, accountants and consultants) and controlling persons, provided that as to you, and as to you only, the term “Representatives” shall include your potential providers of debt financing and other potential sources of financing.

                “person” shall be broadly interpreted to include, without limitation, any corporation, company, partnership, limited liability company, other entity or individual.

                Use and Disclosure of Evaluation Material.  You hereby agree that the Evaluation Material will be used solely for the purpose of considering, evaluating, financing and/or negotiating a possible business transaction between the Company and you, and that such information will be kept strictly confidential by you and not be disclosed or revealed to any other person other than (x) your Representatives who

(1)                                  you wish to have access to the Evaluation Material for the purpose of considering, evaluating, financing, advising on and/or negotiating a possible business transaction (your “Permitted Representatives”) with the Company,

(2)                                  have been informed by you of the confidential nature of such information and agree to be bound by the restrictions on disclosures and use set forth herein,

(3)                                  agree not to use the Evaluation Material for any other purpose other than in connection with your consideration, evaluation, financing and/or negotiation of a possible business transaction with the Company, and

(4)                                  agree not to issue any press release or make any other public or private disclosure to any person (other than the Permitted Representatives) of any Evaluation Material;

and (y) as required by applicable law, regulation, rule, stock exchange requirement or legal process (including, without limitation, disclosure by you or any of your Representatives in order to avoid violating applicable securities or similar laws).  You agree to be responsible for any breach or failure to comply with the terms of this letter by you or your Representatives; provided, however, that you will not be responsible for any breach or failure to comply with the terms of this letter by, or arising out of the actions of, a Representative of yours, if that Representative has agreed to be bound by the terms and conditions of this letter applicable to your Representatives as if such Representative were a party hereto by executing and delivering to the Company a letter agreement substantially in the form of Exhibit A attached hereto.

Both parties hereto agree that, unless otherwise required by law, within one year after the date of this letter, without the prior written consent of the other party to this letter, neither you, the Company nor their respective Representatives will disclose to any other person the fact that you are considering a possible transaction with the Company, that this letter exists, that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning a possible transaction involving the Company or any of the terms, conditions or other facts with respect thereto (including the status thereof), except in accordance with the terms of this letter; provided, however, that either party hereto may make such disclosure as required by applicable law, regulation or legal process (including, without limitation, disclosure by you, the Company or their respective Representatives in order to avoid violating applicable securities or similar laws).

                Disclosure of the Evaluation Material, however, may be made if the Company consents in writing in advance of such disclosure.

                You acknowledge that you are aware, and agree to advise your Representatives who are informed as to matters which are the subject of this letter, that the United States securities laws prohibit any person who has received from an issuer material, non-public information concerning the issuer, including but not limited to matters of the type that are the subject of this letter, from purchasing or selling securities of the issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the other person is likely to purchase or sell such securities.

                If you or your Representatives become compelled by law, rules or regulations of any securities exchange, listing authority or any other governmental or regulatory body or by legal process (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or otherwise) to disclose any of the Evaluation Material or any other information concerning the Company or a possible transaction involving the Company, then you agree, so far as it is lawful and practical to do so prior to such disclosure, to provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy or waive compliance with the terms of this letter, and to reasonably cooperate, at the Company’s sole expense, with the Company’s reasonable request to lawfully resist or narrow the request for information.  If a protective order or other remedy is not obtained, or the Company waives compliance with the provisions of this paragraph, or disclosure of any Evaluation Material or other information is required, then you agree to furnish only that portion of the Evaluation Material or such other information that is required to be disclosed and to exercise your commercially reasonable efforts to obtain assurance, at the Company’s sole expense, that confidential treatment will be accorded to such Evaluation Material or other information.

                Although the Company has endeavored to include in the Evaluation Material information known to it that it believes to be relevant for the purpose of your consideration of a possible business transaction with the Company, nothing in this letter shall be construed as an obligation for the Company to disclose Evaluation Material or any other information to you or your Representatives.  You understand that neither the Company nor any of its Representatives, and none of the respective directors, officers, employees, agents or controlling persons of such Representatives, have made or make any representation or warranty as to the accuracy or completeness of the Evaluation Material or any such other information.  You agree that neither the Company nor any of its Representatives shall have any liability to you or any of your Representatives resulting from the use of the Evaluation Material or any such other information or for any errors therein or omissions therefrom, except to the extent of any written representations and warranties of the Company included in a definitive agreement relating to a business transaction between the Company and you.  You and your Representatives will be responsible for conducting and completing your own independent investigation, evaluation and due diligence relative to engaging in a transaction involving the Company.

                Transaction Subject to Definitive Agreement.  You agree that unless and until a definitive agreement between the Company and you with respect to any transaction referred to in the first paragraph of this letter has been executed and delivered (and then only to the extent specifically set forth therein), neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter or any written or oral expression by any of the Company’s or your Representatives except, in the case of this letter, for the matters specifically agreed to herein.  The Company reserves the right to withdraw at any time and for any reason from discussions or negotiations with you without any obligation or liability to you or your Representatives.  You have the same right to withdraw from any discussions or negotiations.

                Additional Covenants.  You also agree that (1) the Company and its Representatives may conduct the process that may or may not result in a possible business transaction in such manner as the Company, in its sole and absolute discretion, may determine (including, without limitation, negotiating and entering into a definitive agreement regarding a possible business transaction with any other person or terminating the consideration of any possible business transaction at any time) and (2) the Company reserves the right to change (in its sole and absolute discretion and at any time) the procedures relating to the Company’s consideration of a possible business transaction between you and the Company (including, without limitation, rejecting any proposals or offers from you, terminating all further discussions with you and requesting that, except as otherwise required by law or regulation, you return or destroy, at your option, all Evaluation Material to the Company pursuant to this letter agreement; provided, however, that in the case of return or destruction of any Evaluation Material as requested by the Company, (a) you may retain one copy of any

Evaluation Material solely for the purpose of the defense of your rights and obligations under this letter, (b) nothing shall require the deletion, erasure, destruction or alteration of any back-up tapes or other back-up materials made in the ordinary course of business, provided that you do not consult such materials after termination or expiration of this letter for purposes of obtaining Evaluation Material, and (c) with respect to your Representatives who are accounting firms, such firms may keep one copy of the Evaluation Material if required by policies and procedures implemented by such accounting firms in order to comply with applicable law, regulation, professional standards or reasonably business practice).

                Until the first anniversary of the date of this letter, you agree, without the express written permission of the Company, not to initiate or maintain contact (except for those contacts made in the ordinary course of business) with the Company or any persons known to you to be the Company’s Representatives to discuss a possible transaction with the Company or Evaluation Material, except to the extent contemplated by this letter.  It is understood and agreed by you that all communications regarding a possible business transaction with the Company, requests for additional information, requests for facility tours or management meetings and discussions or questions regarding procedures, shall be submitted or directed to Lehman Brothers, the Company’s financial advisor, to the attention of Christopher Hite (chite@lehman.com; (212) 526-1212), Lehman Brothers, 745 Seventh Avenue, New York, New York  10019; provided, however, that the foregoing provision shall terminate upon the expiration of the time period specified in the first sentence of this paragraph.

                You further agree that until the earlier of the consummation by you of a possible transaction involving the Company or one year from the date of this letter you shall not, without the Company’s prior written consent, directly or indirectly, solicit or recruit for purpose of employment any person who (1) as of the date of this letter is an executive officer of the Company, (2) holds or has access to trade secrets or other confidential information belonging to the Company and (3) became known to you as a result of the discussions contemplated by this letter or had contact with you or your Representatives as a result of the discussions contemplated by this letter; provided, however, that the foregoing restriction shall not preclude you from employing any such employee (a) who seeks employment with you in response to a general advertisement, electronic postings, or other similar method not directed towards employees of the Company or towards a class of persons who only could be or predominately are employees of the Company, (b) if such employee approaches you or any of your Representatives on an unsolicited basis, or (c) following cessation of such person’s employment with the Company.

                You also agree that for a period ending one year from the date of this letter, neither you nor any of your Representatives (except for your legal and financial advisors and financing sources acting on behalf of third parties), subsidiaries or affiliates, without the prior written consent of the Board of Directors of the Company, will, directly or indirectly:

(1)                                  acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, more than two percent (2%) of any class or series of any securities of the Company or any of its subsidiaries or any direct or indirect rights, options or interests with respect to any securities or material assets of the Company or any of its subsidiaries (whether by purchase, business combination, merger, consolidation, share exchange, joint venture or similar transactions involving the Company);

(2)                                  solicit proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of proxies or consents with respect to securities of the Company or initiate any stockholder proposal with respect to the Company;

(3)                                  seek to advise, control or influence the management, board of directors or policies of the Company or any of its subsidiaries, or take action for the purpose of convening a stockholders meeting of the Company;

(4)                                  make any proposal or any public announcement relating to a tender or exchange offer for securities of the Company or any of its subsidiaries or relating to any business combination, acquisition, merger, consolidation, share exchange, sale of substantially all assets, liquidation or similar transaction involving the Company, any of its securities or material assets or any securities or material assets of any of its subsidiaries, or take any action that would or would reasonably be expected to require the Company to make a public announcement regarding any of the foregoing;

(5)                                  form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding, voting or disposing of securities of the Company or any of its subsidiaries or taking any other actions restricted or prohibited under clauses (1) through (4) of this paragraph;

(6)                                  enter into any discussions, negotiations, arrangements or understandings with any third party, other than your Representatives, with respect to any of the foregoing;

(7)                                  disclose any intention, plan or arrangement to any third party, other than your Representatives, inconsistent with any of the foregoing; or

(8)                                  advise, assist or encourage any other person in connection with any of the foregoing;

the foregoing being collectively referred to as the “Standstill Restrictions”. The Standstill Restrictions shall terminate immediately upon the occurrence of any of the following: (i) any third party publicly commences (or publicly announces its intention to commence) any attempt to acquire beneficial ownership of 50% or more of the outstanding shares of voting securities of the Company or (ii) the Company executes a definitive agreement that, if consummated, would result in (A) the sale or out-license of all or substantially all of the assets of the Company, (B) the acquisition by a third party of 50% or more of the

Company’s outstanding voting securities or (C) the consummation of a merger, acquisition, consolidation, reorganization, share exchange, business combination, similar transactions, or series of such related transactions involving the Company, unless immediately after such transaction or transactions, the voting securities of the Company outstanding immediately prior to the first such transaction (or, the voting securities issued in respect thereof) shall represent at least 50% of the voting securities of the surviving company.  It is agreed by the parties hereto that the Standstill Restrictions will not prevent any of your Representatives on behalf of third parties from (a) engaging in brokerage, discretionary money management, corporate finance, financing, arbitrage and trading activities in the normal and usual course of its business and (b) acting on behalf of a person who engages in any of the activities specified above in response to an unsolicited attempt by the Company or any of its affiliates to acquire stock or assets of such person.

If the Company has entered into, or subsequently enters into, an agreement similar to this letter agreement with a third party considering a possible business transaction that is the subject of this letter agreement, and such agreement contains restrictions on such third party that are less restrictive than the Standstill Restrictions (or contains no restrictions similar to the Standstill Restrictions), then (1) the Company shall promptly notify you in writing and (2) you shall automatically be bound to the Standstill Restrictions set forth above only to such lesser extent and/or for such lesser period that such other third party is restricted.

                Miscellaneous.  No modifications or waivers of any of the provisions of this letter shall be effective unless made in writing and signed by the party consenting to any such waiver or modification of its rights or obligations hereunder.  It is understood and agreed that no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. If any provision or portion of this letter is determined by a court of competent jurisdiction in a final judgment to be invalid or unenforceable, in whole or in part, for any reason, the remaining provisions of this letter shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law and there shall be substituted for the unenforceable provision or portion a substitute provision that shall as nearly as possible achieve the intent of the unenforceable provision or portion.

                This letter shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to its conflict of laws provisions.

                The parties hereto agree that a material breach of the provisions of this letter by either party will not be adequately compensated by money damages, and, therefore, the other party shall be entitled, in addition to any other right or remedy available to it at law or in equity (including, without limitation, an action for damages), to an injunction restraining such material breach or threatened material breach and to specific performance of any provisions of this letter, and in each case no bond or other security shall be required to be posted by any party in connection therewith.  In the event of litigation relating to this letter, if a court of competent jurisdiction in a final judgment determines that any party has breached any provision of this letter, then the breaching party shall be liable and pay to the non-breaching party all legal fees and other expenses incurred by the non-breaching party in connection with such litigation, including any appeals thereof.

                Any assignment or purported assignment of this letter by you or the Company without the other party’s prior written consent shall be void, provided that either party hereto may assign its rights and interest under this letter to any person who shall acquire all or a majority of the shares of capital stock of such party or all or substantially all of the assets of such party, or any successor of such party by merger, consolidation or otherwise.

                This letter contains the entire understanding and agreement between you and the Company with respect to the protection and use of the Evaluation Materials furnished to you and the other matters contemplated hereby, and supersedes any and all prior agreements and understandings of the parties hereto, whether written or oral, relating thereto.

                This agreement shall expire three years from the date of execution.  Either party, however, at any time during the term hereof, may elect not to receive or disclose any further information hereunder.  The covenants and agreements made by you in this letter shall apply to you and each of your subsidiaries and affiliates.

                Please confirm your agreement with the foregoing by signing this letter and delivering (via mail or e-mail) the signed copy of this letter to Asher M. Rubin, (amrubin@hhlaw.com; (410) 659-2777), Hogan & Hartson, L.L.P., 111 South Calvert Street, Suite 1600, Baltimore, Maryland 21202, whereupon this letter shall become a binding agreement between you and the Company with respect to the matters set forth herein.

Very truly yours,

MGI PHARMA, INC.

By:	/s/ William F. Spengler
	Name:	William F. Spengler
	Title:	Executive Vice President and Chief Financial Officer
	Date:	9-27-2007

Confirmed and Agreed to:

Eisai Co., Ltd.

By:	/s/ Makoto Shiina
	Name:	Makoto Shiina
	Title:	Executive Vice President
	Date:	27 September 2007

Exhibit A

Representative’s Letter

                        , 200_

MGI PHARMA, INC.

Dear Sirs:

Reference is made to that letter agreement attached hereto between EISAI CO., LTD. and MGI PHARMA, INC. dated September 27, 2007.  The undersigned agrees, in its capacity as a Representative of EISAI CO., LTD., to be bound by the terms and conditions of such letter agreement applicable to Representatives as if the undersigned were a party to such letter agreement.

Very truly yours,

[Representative’s Name]

By:
Name:
Title: